FILE NO.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

April 19, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated April 15, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for D. MacAulay
Barb O'Neill

dlw 4/28

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE APRIL 15, 2004

News Release: **04-01**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Falconbridge Terminates South Voisey Bay Property Option

Calgary, April 15th 2004 – Northern Abitibi has been advised by Donner Minerals and Falconbridge Limited that Falconbridge has Terminated its Option And Joint Venture Agreement with Northern Abitibi. Although work performed to date on the project would have allowed for Falconbridge to maintain its rights under the Option until December 31, 2004, Falconbridge has waived that right and has terminated the Option effective immediately.

Work performed by Falconbridge Limited on the Northern Abitibi Property since the beginning of the Option period on September 6th 2001 has consisted predominantly of airborne and ground geophysical surveys and one short drill hole located some 1.6 Kilometers away from previously identified high grade nickel-copper-cobalt bearing massive sulphides on the Property.

Northern Abitibi continues to believe that the project has the potential to host a major nickel-copper massive sulphide deposit. Together with Donner Minerals, the Company will continue to investigate various means to move the South Voisey Bay Property forward.

James Devonshire
President/Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

APRIL 15, 2004

News Release: **04-01**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Falconbridge Terminates South Voisey Bay Property Option

Calgary, April 15th 2004 – Northern Abitibi has been advised by Donner Minerals and Falconbridge Limited that Falconbridge has Terminated its Option And Joint Venture Agreement with Northern Abitibi. Although work performed to date on the project would have allowed for Falconbridge to maintain its rights under the Option until December 31, 2004, Falconbridge has waived that right and has terminated the Option effective immediately.

Work performed by Falconbridge Limited on the Northern Abitibi Property since the beginning of the Option period on September 6th 2001 has consisted predominantly of airborne and ground geophysical surveys and one short drill hole located some 1.6 Kilometers away from previously identified high grade nickel-copper-cobalt bearing massive sulphides on the Property.

Northern Abitibi continues to believe that the project has the potential to host a major nickel-copper massive sulphide deposit. Together with Donner Minerals, the Company will continue to investigate various means to move the South Voisey Bay Property forward.

James Devonshire
President/Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

APRIL 15, 2004

News Release: **04-01**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Falconbridge Terminates South Voisey Bay Property Option

Calgary, April 15th 2004 – Northern Abitibi has been advised by Donner Minerals and Falconbridge Limited that Falconbridge has Terminated its Option And Joint Venture Agreement with Northern Abitibi. Although work performed to date on the project would have allowed for Falconbridge to maintain its rights under the Option until December 31, 2004, Falconbridge has waived that right and has terminated the Option effective immediately.

Work performed by Falconbridge Limited on the Northern Abitibi Property since the beginning of the Option period on September 6th 2001 has consisted predominantly of airborne and ground geophysical surveys and one short drill hole located some 1.6 Kilometers away from previously identified high grade nickel-copper-cobalt bearing massive sulphides on the Property.

Northern Abitibi continues to believe that the project has the potential to host a major nickel-copper massive sulphide deposit. Together with Donner Minerals, the Company will continue to investigate various means to move the South Voisey Bay Property forward.

James Devonshire
President/Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.